Exhibit 19

GREAT SOUTHERN BANCORP, INC.

STATEMENT OF POLICY

ON INSIDER TRADING

The Need For An Insider Trading Policy

The purchase or sale of Great Southern securities by a person while that person is aware of material non-public information about Great Southern, or the disclosure of material non-public information about Great Southern to others who then trade in Great Southern securities, is prohibited by the federal securities laws. Insider trading violations are pursued vigorously by the Securities and Exchange Commission (the “SEC”) and federal prosecutors, with potentially severe consequences for those involved. While the regulatory and law enforcement authorities typically concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel.

The Board of Directors of Great Southern Bancorp, Inc. has adopted the policy statement set forth below both to satisfy the obligation of Great Southern Bancorp, Inc. to prevent insider trading and to help Great Southern directors, officers and employees avoid the severe consequences associated with violations of the insider trading laws. The policy statement also is intended to prevent even the appearance of improper conduct on the part of any director, officer or employee.

In this policy statement, “Great Southern” refers to Great Southern Bancorp, Inc. and its subsidiaries. Great Southern “securities” includes common stock, options to purchase common stock and any other securities Great Southern may issue from time to time, such as preferred stock, trust preferred securities, warrants and debt securities, as well as derivative securities relating to Great Southern stock that are not issued by Great Southern, such as exchange-traded options.

Statement of Policy

It is the policy of Great Southern that no director, officer or other employee of Great Southern who is aware of material non-public information relating to Great Southern may, directly or through family members or other persons or entities, (a) buy or sell securities of Great Southern (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1, discussed below under “Procedures for Trading in Great Southern Securities”), or engage in any other action to take personal advantage of that information, or (b) pass that information on to others either inside or outside Great Southern, including family and friends and any other persons (including offering trading recommendations or strategies based on the information). In addition, it is the policy of Great Southern that no director, officer or other employee of Great Southern who learns of material non-public information about a company with which Great Southern does business, including a customer, vendor or entity with which Great Southern is negotiating a transaction, such as a merger or acquisition, may trade in that company's securities until the third business day after the information becomes public or is no longer material.

This insider trading policy also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Great Southern securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Great Southern securities). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Great Southern securities. These persons are referred to below as “Immediate Family Members.” In addition, this policy applies to any corporation, partnership, trust or other entity if you have or share the ability to control the investment decisions of the entity. These entities are referred to below as “Controlled Entities.”

Transactions in Great Southern securities that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from the policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve Great Southern's reputation for adhering to the highest standards of conduct. To reduce the likelihood of insider trading liability, directors, officers (vice president and above) and certain other employees are required to follow certain procedures when trading in Great Southern’s securities. See “Procedures for Trading in Great Southern Securities,” below. All directors, officers and employees are subject to additional restrictions on transactions in Great Southern securities, as described below under “Additional Restrictions.”

Material Non-Public Information

Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. Any information that could be expected to affect Great Southern’s stock price, whether it is positive or negative, should be considered material. While not exhaustive, the following are examples of the types of information that should be considered material:

•	Proposals or plans for mergers and acquisitions;
•	Earnings estimates or results, whether for the month, quarter or year;
•	Changes in dividends;
•	New product innovation, development or implementation;
•	Major litigation, adverse regulatory proceeding or material threat of either event;
•	Significant operational issues, including changes in non-performing assets;
•	A significant change in management;
•	Significant expansion of operations, whether geographic or otherwise, or the curtailment of current or future planned operations; and

•	Any other information which, if known, would likely influence the decisions of investors.

Non-public information is information that has not been previously and fully disclosed to the general public and is otherwise not available to the general public. Information about Great Southern that is not yet in general circulation should be considered non-public. Similarly, information received about another company in circumstances indicating that it is not yet in general circulation should be considered non-public. Information should not be considered available to the general public until the third business day after the release of the information in a press release or in a filing with the SEC.

Whether information is material will depend on the particular facts and circumstances. When doubt exists as to whether non-public information is material, you should presume that it is and not trade until the information has been made available to the general public. Remember, anyone scrutinizing transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

Procedures for Trading in Great Southern Securities

There are procedures that must be followed by certain persons to reduce the likelihood that they will be viewed as engaging in insider trading. Directors and officers (vice president and above) and their Family Members and Controlled Entities are required to comply with these procedures at all times, and other employees may be informed that they and their Immediate Family Members and Controlled Entities are required to comply with these procedures on a permanent or temporary basis, either because of their position with Great Southern or because of their involvement with matters that result in or could result in knowledge of material non-public information. (The directors, officers and other employees and their Immediate Family Members and Controlled Entities required to comply with these procedures are sometimes referred to below as “Insiders.”) Even if you are not informed that you are required to comply with these procedures, following these procedures may assist you in complying with Great Southern’s policy against insider trading.

Trading Windows and Preclearance. Unless an exception is granted or unless made pursuant to a pre-approved Rule 10b5-1 trading plan (both discussed below), purchases and sales of Great Southern stock by Insiders may be made only during the “window” periods that follow the release of Great Southern’s year-end and quarterly earnings announcements. Each window period begins on the third business day after the release of the announcement and ends on the last day of the second month of the succeeding quarter. For example, if first quarter earnings were publicly announced on April 25th and April 28th were the third business day thereafter, the trading window would open on April 28th and close on May 31st. Even during a window period, however, an Insider may not initiate a transaction in Great Southern stock if he or she is aware of material non-public information about Great Southern. To ensure that a material event is not on the horizon, all transactions in Great Southern stock by Insiders must be cleared in advance by Great Southern’s Insider Trading Compliance Officer, even during a window period. In addition, execution of a trade, even if pre-cleared, must be reported immediately to the Insider Trading Compliance Officer for SEC reporting purposes. From time to time, Great Southern may close trading in its securities during a window period due to material non-public information developments. Should this occur, Great Southern may notify particular individuals that they should not engage in any transactions in Great Southern’s securities, and should not disclose to others the fact that the trading window has been closed.

Exceptions. Exceptions to the window period requirement may be granted under limited circumstances on a case-by-case basis provided that the Insider is not aware of material non-public information. The Chief Executive Officer of Great Southern Bancorp, in his discretion, may grant exceptions for all employees other than himself. Exceptions for the Chief Executive Officer of Great Southern Bancorp or for any other director may be granted by the Board of Directors of Great Southern Bancorp in its discretion.

Rule 10b5-1 Plans. The SEC’s Rule 10b5-1(c) provides a defense from insider trading liability if trades occur pursuant to a pre-arranged trading plan that meets specified conditions. Under this rule, if you enter into a binding contract, provide an instruction or adopt a written plan to purchase or sell securities that specifies the amount, price and date on which securities are to be purchased or sold, and these arrangements are established at a time when you are not aware of material non-public information, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently become aware of material non-public information. Arrangements under the rule may specify the amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not possess any material non-public information at the time of the trades. Trading plans can be established for a single trade or a series of trades. For example, you could adopt a plan providing for the entry with a broker of limit orders to purchase a specified number of shares of Great Southern stock on the first trading day of each month if the price does not exceed a specified level.

Any Insider who wishes to implement a trading plan under Rule 10b5-1 must first pre-clear the plan with Great Southern’s Insider Trading Compliance Officer. As required by Rule 10b5-1, you may enter into a trading plan only when you are not in possession of material non-public information. In addition, an Insider may enter into a trading plan only during a window period. Transactions by Insiders pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices, and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts. Transactions in Great Southern stock by non-Insiders may be made through a trading plan, but do not require pre-clearance and need not be effected during a window period since such persons are generally free to engage in transactions in Great Southern stock any time they wish, as long as they are not aware of material non-public information or have not otherwise been notified that they must refrain from trading. If you think you may be aware of material non-public information and wish to trade, you should either refrain from trading or contact Great Southern’s Insider Trading Compliance Officer before initiating a transaction.

Additional Reminders for Directors and Executive Officers. Directors and executive officers are reminded that their transactions in Great Southern Bancorp, Inc. common stock generally must be reported to the SEC no later than the second business day after the trade date. Directors and executive officers must also be mindful of the short-swing profit provisions of Section 16(b) of the Securities Exchange Act of 1934. Under these provisions, generally speaking, if a director or an executive officer has a purchase and a sale, or a sale and a purchase, which occur within six months of one another where the sale price is higher than the purchase price, the director or executive officer will be deemed to have realized a “short-swing profit” that must be paid back to Great Southern. Section 16(b) is extremely complicated and contains a number of traps for the unwary. To help prevent the unintended realization of a short-swing profit, directors and executive officers should be sure to notify the Great Southern Insider Trading Compliance Officer before they trade. Directors and executive officers selling securities should also make sure that they and their brokers follow SEC Rule 144, which requires that Great Southern Bancorp, Inc. be current in its annual and quarterly SEC filings, places limits on the amount of securities that can be sold over a three-month period, requires the broker to conduct itself in the manner required by the rule and generally requires the filing of a Form 144 with the SEC concurrent with placing the sell order with the broker.

There may be periods of time during which SEC rules specifically prohibit purchases and/or sales by directors and executive officers, without regard to whether material information has been made public. For example, in a stock acquisition by Great Southern, directors and executive officers are prohibited from purchasing Great Southern stock during the target’s proxy solicitation period and any other period when Great Southern’s stock price determines the exchange ratio.

Special Rules for Certain Benefit Plan Transactions

Stock Option Exercises. This insider trading policy does not apply to the exercise of a stock option granted under a Great Southern plan, or to the exercise of a tax withholding right pursuant to which you elect to have Great Southern withhold shares subject to an option to satisfy tax withholding requirements. This policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option. This policy also applies to the disposition of shares of Great Southern stock by using such shares to pay the exercise price of a stock option. For Insiders, such transactions may only be effected during a window period or pursuant to a pre-approved Rule 10b5-1 trading plan.

401(k) Plan. Elections under the Great Southern 401(k) plan to receive all or any portion of the employer match in Great Southern Bancorp stock may be made by Insiders only during a window period.

Additional Restrictions

Short Sales. Short sales of Great Southern securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in Great Southern or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve Great Southern’s performance. For these reasons, short sales of Great Southern’s securities are prohibited by this policy. In addition, directors and executive officers are prohibited by law from engaging in short sales.

Standing Orders. Standing orders, except those used in connection with pre-approved Rule 10b5-1 trading plans, should be used only for a brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when you are in possession of material inside information.

Churning. To avoid any appearance of impropriety, you are strongly discouraged from repeatedly trading into and out of holdings of Great Southern securities. Such “churning” can create any appearance of wrongdoing, even if not based on material non-public information.

Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. If a margin sale or foreclosure sale occurs at a time when the borrower is aware of material non-public information, insider trading liability could result. Accordingly, if you hold Great Southern securities in a margin account or otherwise pledge Great Southern securities as collateral for a loan, you should be aware that doing so carries with it the risk of insider trading liability if you fail to meet a margin call or if you default on the loan.

Publicly Traded Options. A transaction in a publicly traded option is, in effect, a bet on the short-term movement of the underlying stock and therefore creates the appearance that the director or employee is trading based on inside information. Transactions in options also may focus the director's or employee's attention on short-term performance at the expense of Great Southern’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by this policy. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions.”)

Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director or employee may no longer have the same objectives as Great Southern’s other securityholders. Therefore, directors, officers and employees are prohibited from engaging in any such transactions.

Broker Interface Procedures

To ensure compliance with this policy and timely reporting of transactions to the SEC, directors and executive officers of Great Southern must impose two requirements on the brokers handling their transactions in Great Southern securities:

1.Not to enter any buy or sell order (except for orders under pre-approved Rule 10b5-1 plans) without (a) first verifying with Great Southern that your transaction was pre-cleared and (b) complying with the brokerage firm’s compliance procedures (e.g., Rule 144 for sales).

2.To report to Great Southern via (a) telephone and (b) in writing (via email or fax) the details of every transaction involving Great Southern stock, including all Rule 10b5-1 transactions, within one business day after the trade date. This information should be provided to Matt Snyder, Great Southern’s Insider Trading Compliance Officer; telephone: (417) 895-4657; fax: (417) 895-4595; e-mail: mtsnyd@greatsouthernbank.com.

Post-Termination Transactions

The policy continues to apply to your transactions in Great Southern securities even after you have terminated employment or service as a director. If you are in possession of material non-public information when your employment or service terminates, you may not trade in Great Southern securities until that information has become public or is no longer material.

Potential Criminal and Civil Liability and/or Disciplinary Action

Violations of the insider trading laws may result in civil and/or criminal liability, including fines, imprisonment and barring from service as a director or officer of a public company. Any person who violates this policy may be subject to disciplinary action, up to and including termination of employment.

Additional Guidance

Any person who has a question about this policy or its application to any proposed transaction is encouraged to obtain additional guidance by contacting Matt Snyder, Great Southern’s Insider Trading Compliance Officer, at (417) 895-4657. However, the ultimate responsibility for adhering to this policy and avoiding improper trading rests with you.

This Policy Statement is dated November 16, 2005.